Exhibit 99.1

IceCure Medical Ltd. Announces Closing of $14.5
Million Public Offering Priced At-The-Market
Under Nasdaq Rules

CAESAREA, Israel, December 23, 2022 /PRNewswire/ -- IceCure Medical Ltd. (Nasdaq: ICCM) (TASE: ICCM) (“IceCure” or the “Company”), developer of minimally-invasive cryoablation technology, the ProSense® System that destroys tumors by freezing, today announced the closing of its previously announced “best efforts” public offering of 8,787,880 shares of the Company’s ordinary shares (the “Ordinary Shares”) priced at-the-market under Nasdaq rules at a price to the public of $1.65 per share. The gross proceeds of the offering to the Company were approximately $14.5 million, before deducting placement agent fees, commissions, and other estimated offering expenses.

A.G.P./Alliance Global Partners acted as lead placement agent for the offering on a best efforts basis. Brookline Capital Markets, a division of Arcadia Securities, LLC, acted as a co-placement agent for the offering.

The Company intends to use the net proceeds from the offering to fund the development of its next generation single Probe and MultiSense systems, collecting clinical data and adding regulatory approvals in new territories and indications, business development, marketing and selling activities as well as for working capital and general corporate purposes.

This offering of the Ordinary Shares is being made pursuant to an effective shelf registration statement on Form F-3 (File No. 333-267272) previously filed with the U.S. Securities and Exchange Commission (the “SEC”). The offering was made by means of a prospectus supplement and accompanying base prospectus. The final prospectus supplement and accompanying prospectus have been filed with the SEC, and are available on the SEC’s website located at http://www.sec.gov. Electronic copies of the final prospectus supplement may be obtained from A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by telephone at (212) 624-2060, or by email at prospectus@allianceg.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About IceCure Medical Ltd.

IceCure Medical Ltd. (Nasdaq: ICCM) (TASE: ICCM) develops and markets ProSense®, an advanced liquid-nitrogen-based cryoablation therapy for the treatment of tumors (benign and cancerous) by freezing, with the primary focus areas being breast, kidney, bone and lung cancer. Its minimally invasive technology is a safe and effective alternative to hospital surgical tumor removal that is easily performed in a relatively short procedure. The system is marketed and sold worldwide for the indications cleared to-date by the U.S. Food and Drug Administration and approved in Europe with the CE Mark.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, other Federal securities laws and Israeli securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, IceCure is using forward looking statements in this press release when it discusses: intended use of proceeds from its public offering of Ordinary Shares. Because such statements deal with future events and are based on IceCure’s current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of IceCure could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on April 1, 2022, as amended, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

IR Contact:

Ronen Tsimerman

Email: ronent@icecure-medical.com

SOURCE IceCure Medical